Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS DIRECTOR BY THE CBIRC

AND RESIGNATION OF DIRECTOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 21 September 2022 in relation to, among others, the election of Mr. Zhao Peng as an Executive Director of the seventh session of the board of directors of the Company (the “Board”) at the second extraordinary general meeting 2022 (the “EGM”) of the Company held on the same day.

The Company has recently received the approval of qualification of Mr. Zhao Peng issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Zhao Peng as a Director of the Company has been approved by the CBIRC, and his term of service commenced on 28 October 2022. With effect from the same day, Mr. Zhao Peng has served as a member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board of Directors. For the biographical details of Mr. Zhao Peng, please refer to the announcement of the Company dated 2 August 2022 and the circular of the EGM dated 16 August 2022.

In addition, due to the adjustment of work arrangements, Ms. Huang Xiumei tendered her resignation as an Executive Director of the Company and a member of the Strategy and Assets and Liabilities Management Committee on 1 November 2022, which took effect on the same day.

Ms. Huang Xiumei has confirmed that she has no disagreement with the Board and there are no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Ms. Huang Xiumei for her contribution to the Company during her tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 2 November 2022

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie